This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

March 22, 2004

3.

Press Release

The press release was issued on March 22, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce the assay results from an additional 9 diamond drill holes as part of the 30,000 meter 2004 program. The results continue to reflect a continuity of mineralization both along strike and to depth and demonstrate significant potential for a long term mine life from the primary sulphides of the Bisha Project. Plans to drill to vertical depths of 400 meters on one section in the heart of the primary massive sulphide zone are being finalized.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on March 22, 2004.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

HIGH GRADE BASE METALS WITHIN MASSIVE SULPHIDES ZONE CONFIRMED TO VERTICAL DEPTHS OF 300 METERS

AT BISHA PROJECT, ERITREA

           March 22, 2004

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce the assay results from an additional 9 diamond drill holes as part of the 30,000 meter 2004 program. The results continue to reflect a continuity of mineralization both along strike and to depth and demonstrate significant potential for a long term mine life from the primary sulphides of the Bisha Project. Plans to drill to vertical depths of 400 meters on one section in the heart of the primary massive sulphide zone are being finalized.

HIGHLIGHTS: High-grade mineralization extends depth to 300 vertical meters.

Some of the high grade intercepts include Hole B-164 with 74.65 meters true width grading 9.7% Zn, 1.15% Cu, 72 g/t Ag and 0.77 g/t Au, Hole B-163 with 25 meters grading 9.76% Zn, 0.92% Cu, 88.76 g/t Ag and 0.71 g/t Au, Hole B-162 with 41.75 meters grading 9.60% Zn, 1.49% Cu, 85.35 g/t Ag and 0.98 g/t Au, Hole B-161 with 26 meters grading 10.71%Zn, 0.72% Cu, 52.21 g/t Ag and 0.70 g/t Au and Hole B-160 with 25.50 meters grading 13.20% Zn, 1.36% Cu, 109.44 g/t Ag and  0.83 g/t Au.

To date, in 2004, 52 diamond drill holes have been drilled in the southern part of the Bisha Main zone. Some of these holes have been drilled to vertical depths of 300 meters in an effort to determine the depth extent of the deposit. The zone remains strong at these depths with true widths of massive sulphides in the order of 60-75 meters being attained.  The gold bearing oxide zone was not targeted in this stage of the program.

Assay results from the 9 diamond drill holes at the Bisha Main Zone are listed below by mineral zones: O-Oxide, S-Supergene sulphides, Str-Stringers, P-Primary sulphides.

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Zone	Section
Oxide Cu
B-164	3.00	9.00	6.00	0.00	0.50	2.03	0.01	0.43	O	1715500
Supergene
B-166	64.00	84.30	20.30	0.32	24.23	3.41	0.06	0.04	S	1715575
Primary
B-160	217.50	243.00	25.50	0.83	109.44	1.36	0.59	13.20	P	1715600
and	243.00	249.00	6.00	1.11	86.50	2.95	0.04	0.96	P
B-161	67.70	130.75	63.05	0.67	17.15	0.34	0.09	1.14	S/P	1715475
and	187.0	213.00	26.00	0.70	52.21	0.72	0.48	10.71	P
and	213.00	240.65	27.65	0.74	37.78	1.75	0.01	0.25	P
B-162	226.25	268.00	41.75	0.98	85.35	1.49	0.40	9.60	P	1715525
and	268.00	322.00	54.00	0.66	34.13	1.15	0.04	1.11	P
B-163	247.50	272.50	25.00	0.71	88.76	0.92	0.47	9.76	P	1715600
and	272.50	327.80	55.30	0.63	30.08	1.09	0.11	2.28	P	1715600
and	319.00	327.80	8.80	1.14	70.91	1.85	0.58	10.46	P

B-164	280.35	355.00	74.65	0.77	72.04	1.15	0.39	9.70	P	1715500
Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Zone	Section
B-165	47.50	76.30	28.80	0.94	71.99	2.34	0.41	7.34	S/P	1715575
incl.	61.00	74.50	13.50	1.44	115.41	1.99	0.65	15.54	P
B-165	97.00	136.50	39.50	0.81	62.61	1.59	0.20	5.40	P
Incl.	100.70	120.00	19.30	0.94	90.27	1.81	0.41	10.09	P
incl.	120.00	132.00	12.00	0.90	50.75	2.01	0.01	0.90	P
B-166	88.00	122.50	34.50	0.88	24.48	0.36	0.11	1.76	P	1715575
and	151.60	183.50	31.90	0.80	62.76	1.49	0.29	5.80	P
Incl.	151.60	166.50	14.90	0.87	82.12	1.24	0.59	11.71	P
Incl.	166.50	178.75	12.25	0.86	57.31	2.12	0.03	0.82	P
B-167	246.60	295.00	48.40	0.67	38.43	1.00	0.16	5.30	P	1715475
incl.	249.80	258.55	8.75	0.75	75.87	1.05	0.55	12.31	P
incl.	263.75	283.00	19.25	0.69	33.09	0.80	0.12	7.03	P
B-168	166.60	210.00	43.40	0.95	66.38	1.56	0.22	6.50	P
incl.	166.60	189.00	22.40	0.93	86.37	1.60	0.40	12.28	P
incl.	189.00	199.50	10.50	1.13	65.29	2.48	0.02	0.57	P

Assays on additional holes drilled will be released as available. Note: See section and weighted assays for section at end of release.

The reverse circulation drill has arrived in the country and is being mobilized to the project site for immediate start up on defining the oxide and supergene zones especially in the northern part of the Main Zone. The Company is on schedule to have a third party calculate a resource statement at the end of the second quarter of this year.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer Nsu05-04doc	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com

Weighted Assay Calculations for Section 1715500, Bisha Main

Using a 2.0% lower cut-off grade for Zn in the primary zone

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
B-43	52.0	75.0	23.0	0.59	38.96	5.08	0.17	0.06
B-44	59.5	101.25	41.75	0.56	22.36	1.25	0.08	1.24
Incl.	59.5	73.8	14.3	0.51	18.98	2.57	0.09	0.09
Incl.	90.5	101.25	10.75	0.59	25.91	0.44	0.11	2.99
B-44	137.0	158.0	21.0	0.80	59.43	1.16	0.18	5.25
B-48	13.2	22.0	8.8	6.3	5.11	0.18	0.54	0.13
Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
B-108	65.7	128.5	52.8	0.7	23.43	0.49	0.14	1.60
B-108	170.45	214.0	43.55	0.66	34.15	1.01	0.11	2.81
Incl.	172.0	184.0	12.0	0.65	46.55	0.90	0.31	7.95
B-110	52.0	66.3	14.3	0.21	12.20	1.40	0.05	0.01
B-110	98.5	130.8	32.3	0.70	39.0	0.86	0.16	4.17
Incl.	101.5	116.5	15.0	0.82	54.7	0.83	0.31	7.94
B-115	37.0	55.0	18.0	4.61	14.48	0.06	0.39	0.06
B-121	247.9	314.5	66.6	0.74	45.06	0.94	0.49	9.15
B-164	280.35	355.0	74.65	0.77	72.04	1.15	0.39	9.70